RESIGNATION NOTICE

December 22, 2015

Diego Pellicer Worldwide, Inc.

3435 Ocean Park Blvd., #107-610 Santa Monica, CA 90405

Attn: Board of Directors

Dear Sir or Madam,

Effective 31 December 2015, I hereby resign as the Vice Chairman & Board of Directors of Diego Pellicer Worldwide, Inc. a Delaware corporation (the “Corporation”), with the understanding that all the terms, conditions and rights granted under my employment contract remain in full effect.

My resignation is not the result of any disagreement with the Corporation.

Sincerely,

/s/ Douglas Anderson
Douglas Anderson